     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1994

                                                       REGISTRATION NO. 33-53839
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                       UNITED DOMINION REALTY TRUST, INC.

                                 JOHN P. MCCANN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       UNITED DOMINION REALTY TRUST, INC.
                         10 SOUTH 6TH STREET, SUITE 203
                         RICHMOND, VIRGINIA 23219-3802
                                 (804) 780-2691

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

JAMES W. FEATHERSTONE, III         HOWARD G. GODWIN, JR.
     HUNTON & WILLIAMS                  BROWN & WOOD
  RIVERFRONT PLAZA, EAST           ONE WORLD TRADE CENTER
           TOWER
   951 EAST BYRD STREET        NEW YORK, NEW YORK 10048-0557
    RICHMOND, VIRGINIA                 (212) 839-5381
        23219-4074
      (804) 788-8267



                        CALCULATION OF REGISTRATION FEE



                                       ADDITIONAL             PROPOSED MAXIMUM          PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF             AMOUNT TO               OFFERING PRICE              AGGREGATE
 SECURITIES TO BE REGISTERED         BE REGISTERED              PER UNIT (1)             OFFERING PRICE
Common Stock,
  $1.00 par value.............      1,150,000 shares              $14.375                 $16,531,250
    TITLE OF EACH CLASS OF             AMOUNT OF
 SECURITIES TO BE REGISTERED        REGISTRATION FEE
Common Stock,
  $1.00 par value.............         $5,700.43

(1) Determined pursuant to Rule 457(c).

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 14, 1994

P R O S P E C T U S

                                8,000,000 SHARES


                                  COMMON STOCK

     The Common Stock is listed on the New York Stock Exchange. On June 13, 1994, the last reported sale price of the Common Stock was $14 3/8 per share. See "Price Range of Common Stock and Distributions."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                                                    PRICE TO                UNDERWRITING              PROCEEDS TO
                                                     PUBLIC                 DISCOUNT (1)               TRUST (2)
Per Share.................................             $                         $                         $
Total (3).................................             $                         $                         $

(1) The Trust has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Trust estimated at $236,000.


(3) The Trust has granted the several Underwriters an option to purchase up to an additional 1,200,000 shares to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds
    to Trust will be $               , $               and $               ,
    respectively. See "Underwriting."

             THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares
will be made in New York, New York on or about June   , 1994.

MERRILL LYNCH & CO.
               ALEX. BROWN & SONS
                         INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                                             A.G. EDWARDS & SONS, INC.
                                                    SCOTT & STRINGFELLOW, INC.
                 The date of this Prospectus is June   , 1994.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE TRUST AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                   THE TRUST
     United Dominion Realty Trust, Inc. (the "Trust"), founded in 1972, is a self-administered equity real estate investment trust that owns and operates apartments in the Southeast from Maryland to Florida. It is a fully integrated real estate company that acquires, improves, operates, manages and selectively sells properties with the primary goal of maximizing its funds from operations, while increasing the value of its real estate through capital improvements and intensive management.

     The Trust's 100 properties include 81 apartment communities, 15 shopping centers, two warehouse/industrial properties and two office properties. The apartment properties consist of 20,254 apartment units, providing approximately 90% of the Trust's rental income. Commercial properties consist of approximately
2.0 million square feet of rentable space, providing approximately 10% of rental income. All of the Trust's properties are located in the Southeast. Management believes that the Trust has benefitted from the population and job growth within this region and that this region will continue to provide attractive demographic and economic patterns conducive to real estate investment in the 1990's.


     The Trust's investment policy has been to acquire primarily apartment properties presenting the opportunity for higher occupancy, increased rents and enhanced property values through a program of renovation, refurbishment and intensive property management. Beginning in 1991, the Trust embarked on a major expansion of its apartment portfolio involving (i) the acquisition of apartment properties having high occupancy levels and not requiring substantial renovation, and (ii) entry into new markets, most recently the Baltimore/Washington area and central Florida. The properties have been acquired generally at significant discounts from replacement cost and at attractive current yields. The sellers were primarily financially distressed real estate limited partnerships, the RTC, the FDIC, lenders who had foreclosed and insurance companies seeking to reduce their real estate exposure. Since 1991, the Trust has acquired 43 apartment properties containing 11,577 units at a total cost of approximately $337 million.

     The Trust has paid continuous quarterly distributions to its shareholders since 1973 and has increased its distributions each year during the past 18 years. The distribution for the first quarter of 1994 was $.195 per share. The current indicated annual distribution is $.78 per share. In past years, a portion of the Trust's distributions to shareholders has been designated as a non-taxable return of capital for Federal income tax purposes.
     The Trust, a Virginia corporation, has its principal office at 10 South 6th Street, Suite 203, Richmond, Virginia 23219-3802, and its telephone number is
(804) 780-2691. Unless the context indicates otherwise, the term "Trust," as used herein, includes the Trust and its subsidiary.
                              RECENT DEVELOPMENTS
PROPOSED ACQUISITIONS

     The Trust has executed individual contracts to purchase a portfolio of 25 apartment properties containing 5,170 units for a total purchase price of approximately $162 million, excluding closing costs (the "Portfolio Acquisition"). Twenty-three of the properties are located in the Southeast, and approximately two-thirds of the units are based in four of the Trust's existing markets: Baltimore, Maryland, Charlotte, North Carolina and Columbia and Greenville, South Carolina. Closing on the Portfolio Acquisition has been scheduled for July 1, 1994, but the Trust may elect to extend to August 15 closing on four properties which may be eligible for tax-exempt bond financing. If the transaction is consummated as planned, it is expected to have an immediate positive impact on the Trust's operating results. While each of the individual properties in the Portfolio Acquisition was valued based on a different estimated first year return, when taken as a whole, the Portfolio Acquisition will be made based upon internal analyses showing a weighted average first year return on average investment of 9.0%.


     In addition, the Trust has five other apartment communities containing 1,540 units under contract in separate transactions at a cash purchase price totalling $54.325 million, excluding closing costs. These properties are located in Columbia, South Carolina (304 units), Sanford, Florida (256 units), Kissimmee, Florida (400 units), Jacksonville, Florida (352 units), and Wilmington, North Carolina (228 units).

     There can be no assurance that any of the proposed acquisitions will be consummated.
                                       3

1994 ACQUISITIONS

     Since January 1, 1994, the Trust has acquired seven apartment communities aggregating 2,340 apartment units at a total cost of $86.8 million, including closing costs. These acquisitions were made based in part on internal analyses showing a weighted average first year return on average investment of 9.0%.

             The Shire Apartments -- 302 units located in Raleigh, North Carolina, acquired March 4, 1994, for $13.8 million cash ($45,600 per unit).
             Lakewood Place Apartments -- 346 units located in Tampa, Florida, acquired March 11, 1994, for $12.0 million cash ($34,800 per unit).
             River Place Apartments -- 240 units located in Macon, Georgia, acquired April 8, 1994, for $8.6 million cash ($35,800 per unit).
             Lakeside North Apartments -- 360 units located in Altamonte Springs, Florida, acquired April 14, 1994, for $12.6 million ($35,000 per unit). This acquisition was financed through the assumption of $12.4 million of tax-exempt housing bonds.
             Palm Grove Apartments -- 244 units located in Tampa, Florida, acquired April 15, 1994, for $5.9 million cash ($24,100 per unit).
             Walnut Creek Apartments -- 576 units located in Raleigh, North Carolina, acquired May 17, 1994, for $24.9 million cash ($43,200 per unit).

             Griffin Crossing Apartments -- 272 units located in Griffin, Georgia, acquired June 9, 1994, for $9 million cash ($33,100 per unit).

FINANCING

     Since January 1, 1994, the Trust has completed (i) a private placement of $12.4 million of tax-exempt housing bonds, (ii) public offerings of $11.2 million of tax-exempt housing bonds and (iii) a public offering of $75 million of senior unsecured notes.


     The Trust presently intends to issue $75 million to $100 million of 7 to 10 year senior unsecured debt during the third quarter of 1994 to help finance its 1994 apartment acquisitions, including the Portfolio Acquisition. To mitigate the risks of rising interest rates, on May 18, 1994, the Trust entered into an interest rate hedge agreement, which has the effect of limiting the Trust's exposure to an increase in the 10-year Treasury Rate to a maximum of 7.197% for $75 million of its debt to be issued on or before September 15, 1994.

     The Trust anticipates that it will continue to finance its acquisition program using a combination of debt, equity and convertible securities.
                                USE OF PROCEEDS

     The net proceeds to the Trust from the sale of 8,000,000 shares of Common
Stock are estimated at $          . The Trust presently intends to use the net
proceeds to fund a portion of the $162 million purchase price of the Portfolio Acquisition. It is anticipated that such purchase will occur on or about the same date as the net proceeds are available to the Trust. Pending such use, the Trust will invest the net proceeds in short-term instruments bearing interest at market rates. The Trust will fund the balance of the purchase price of the Portfolio Acquisition with borrowings under its bank lines of credit pending permanent financing. See "Recent Developments -- Financing."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Trust at March 31, 1994, and as adjusted to give effect to (i) the issuance of 8,000,000 shares of Common Stock offered hereby, (ii) the sale of $75 million of senior unsecured notes on April 7, 1994 and the application of the proceeds thereof, (iii) the issuance since March 31, 1994, of $11.2 million of tax-exempt housing bonds to finance Trust properties, (iv) the assumption by the Trust of $12.4 million of tax-exempt housing bonds on April 14, 1994, and (v) the authorization of 25,000,000 shares of Preferred Stock and an increase in the number of authorized shares of Common Stock to 100,000,000, both approved by the shareholders on May 10, 1994. The table should be read in conjunction with the Trust's financial statements incorporated herein by reference.


                                                                MARCH 31, 1994
                                                          HISTORICAL     AS ADJUSTED
                                                                (IN THOUSANDS)
Debt:
  Mortgage notes payable..............................     $  72,660      $  96,304(1)
  Notes payable.......................................       188,101        223,701(2)
     Total debt.......................................     $ 260,761      $ 320,005
Shareholders' equity:
  Preferred Stock, no par value; 25,000,000 shares
     authorized, no shares outstanding................            --             --
  Common Stock, $1 par value;
     60,000,000 shares authorized
     (100,000,000 as adjusted)
     41,703,785 shares issued and outstanding
     (49,703,785 as adjusted).........................        41,704         49,704
  Additional paid-in capital..........................       302,981
  Notes receivable from officer shareholders..........        (4,096)        (4,096)
  Distributions in excess of net income...............       (84,509)       (84,509)
     Total shareholders' equity.......................     $ 256,080      $
       Total capitalization...........................     $ 516,841      $


(1) Reflects the issuance or assumption of $23,644,000 of tax-exempt housing bonds subsequent to March 31, 1994 to finance Trust properties.

(2) Reflects the public sale of $75 million of senior unsecured notes on April 7, 1994. Net proceeds of $74.3 million were used to repay $60.3 million of bank lines outstanding on March 31, 1994 with the remaining $14.0 million being used to finance subsequent apartment acquisitions. Since that date, the Trust has drawn down an additional $20.9 million on its bank lines that is outstanding at the date hereof.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS
PRICE RANGE
     The Trust's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "UDR." The following table sets forth the reported high and low sale prices of the Common Stock on the NYSE for the periods indicated and the distributions per share paid in such periods, in each case as adjusted for a 2 for 1 stock split effective May 5, 1993.

                                                                                           DISTRIBUTIONS
                                                                       HIGH       LOW          PAID
1991
      1st  Quarter.................................................    $   85/8  $   71/16     $.155
      2nd  Quarter.................................................        91/4      81/4       .155
      3rd  Quarter.................................................        99/16     811/16      .155
      4th  Quarter.................................................       105/16     87/8       .160
                                                                                                .625
1992
      1st  Quarter.................................................       111/2     10          .160
      2nd  Quarter.................................................       1013/16     93/4      .165
      3rd  Quarter.................................................       123/16    109/16      .165
      4th  Quarter.................................................       1211/16    107/8      .165
                                                                                                .655
1993
      1st  Quarter.................................................       1413/16    117/8      .165
      2nd  Quarter.................................................       145/8     121/2       .175
      3rd  Quarter.................................................       165/8     131/2       .175
      4th  Quarter.................................................       167/8     125/8       .175
                                                                                                .690
1994
      1st  Quarter.................................................       157/8     123/4       .175
      2nd  Quarter (through June 13)...............................       151/8     133/8       .195


     On May 24, 1994, the Trust had 4,552 shareholders of record.
DISTRIBUTIONS
     The Trust has paid continuous quarterly distributions to its shareholders since 1973, its first full year of operations, and has increased its distributions each year during the past 18 years. The Trust's current policy is to make distributions in amounts exceeding 75% of its funds from operations, but not less than such amounts as may be necessary to continue its qualification as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Funds from operations may not necessarily equal cash available for distribution as the cash flow of the Trust is affected by other factors not included in the calculation of funds from operations. The distribution for the first quarter of 1994 was approximately 83% of funds from operations for the quarter. The quarterly distribution for the second quarter of 1994 is to be paid on July 29, 1994 to shareholders of record as of the close of business on July 15, 1994. Purchasers of the Common Stock offered hereby are expected to participate in this distribution. The current indicated annual distribution is $.78 per share.
     For Federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains distributions, non-taxable return of capital or a combination thereof. Distributions which exceed the Trust's current and accumulated earnings and profits constitute a return of capital rather than a dividend and reduce the shareholder's basis in his shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholder's basis in his shares, it will generally be treated as gain from the sale or exchange of that shareholder's shares. The Trust annually notifies shareholders as to the taxability of distributions paid during the preceding year. Since 1989, cash distributions per share paid to shareholders have been taxable as set forth below.

                                                   1989      1990      1991      1992      1993
Ordinary income................................    $.378     $.355     $.368     $.418     $.493
Capital gains..................................     .010        --        --        --        --
Return of capital..............................     .212      .265      .257      .237      .197
     Total distributions paid..................    $.600     $.620     $.625     $.655     $.690

HISTORICAL TOTAL RETURNS
     The table below sets forth the compound annual rates of pretax total return (increase in market value plus distributions paid) which would have been realized by an investor who purchased the Trust's Common Stock on the open market at the beginning of the periods indicated and sold such Common Stock on the open market at the end of the periods indicated. Distributions paid during each year are assumed to have been reinvested on the date paid at the then closing market price of the Common Stock. Past performance is not necessarily indicative of the results that can be expected in the future from an investment in the Trust's Common Stock.

                                                                                      COMPOUND ANNUAL
                                                                                       RATE OF TOTAL
PERIOD                                                                                    RETURN
Ten years ended December 31, 1993..................................................         18.6%
Five years ended December 31, 1993.................................................         16.9
Year ended December 31, 1993.......................................................         18.5

                                   MANAGEMENT
     The officers and directors of the Trust are:

          NAME              AGE                                           OFFICE
John P. McCann               49   President and Chief Executive Officer; Director
James Dolphin                44   Senior Vice President and Chief Financial Officer; Director
Barry M. Kornblau            45   Senior Vice President and Director of Apartment Operations; Director
Curtis W. Carter             37   Vice President, Apartment Property Management
Richard B. Chess             40   Vice President and Director of Acquisitions
Jerry A. Davis               31   Vice President, Controller-Corporate Accounting and Assistant Secretary
Richard A. Giannotti         38   Vice President and Director of Construction
Katheryn E. Surface          36   Vice President, Secretary and General Counsel
Jeff C. Bane                 64   Director; President, Blake & Bane Inc., Richmond, Virginia, real estate brokers
Robert P. Buford             68   Director; Senior Counsel, Hunton & Williams, Richmond, Virginia, attorneys
R. Toms Dalton, Jr.          61   Director; Partner, Allen & Carwile, Waynesboro, Virginia, attorneys
John C. Lanford              63   Director; President of Adams Construction Co., Roanoke, Virginia, general contractors
H. Franklin Minor            61   Director; Attorney-at-law and Real Estate Broker
C. Harmon Williams, Jr.      63   Chairman of the Board of Directors; Real Estate Broker

                            SELECTED FINANCIAL DATA
     The following table sets forth selected financial data for the Trust and should be read in conjunction with the financial statements of the Trust and related notes incorporated herein by reference and with the pro forma financial statements and related notes included elsewhere herein.

                                                                                                                 THREE
                                                                                                                 MONTHS
                                                                                                                 ENDED
                                                                                                                 MARCH
                                                           YEAR ENDED DECEMBER 31,                                31,
                                                                                                     PRO
                                                           HISTORICAL                               FORMA       HISTORICAL
                                    1989         1990         1991         1992         1993         1993         1993
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Income:
  Income from property
    operations:
    Rental income.............    $ 37,173     $ 44,042     $ 51,250     $ 63,202     $ 89,084     $137,342     $ 20,182
    Property operating
      expenses................      14,214       17,969       20,956       26,503       37,859       60,930        8,171
    Depreciation of real
      estate owned............       8,762       10,464       12,845       15,732       19,764       27,306        4,611
                                    14,197       15,609       17,449       20,967       31,461       49,106        7,400
  Interest and other income...       1,552          273           79        1,402          708          270           56
                                    15,749       15,882       17,528       22,369       32,169       49,376        7,456
Expenses:
  Interest....................       9,934        9,435       11,859       11,697       16,938                     3,913
  General and
    administrative............       1,475        1,718        1,872        2,231        3,349        3,349          823
  Other depreciation and
    amortization..............         201          173          219          300          596          596          131
                                    11,610       11,326       13,950       14,228       20,883                     4,867
Income before gains (losses)
  on investments and
  extraordinary item..........       4,139        4,556        3,578        8,141       11,286                     2,589
Gains (losses) on sales of
  investments.................       1,433          417           26           --          (89)         (89)          --
Provision for possible
  investment losses...........          --           --           --       (1,564)          --           --           --
Income before extraordinary
  item........................       5,572        4,973        3,604        6,577       11,197                     2,589
Extraordinary item -- early
  extinguishment of debt......         (98)        (103)         (35)        (242)          --           --           --
Net income....................    $  5,474     $  4,870     $  3,569     $  6,335     $ 11,197     $            $  2,589
Net income per share:
  Before extraordinary item...    $    .29     $    .21     $    .14     $    .19     $    .29     $            $    .07
  Extraordinary item..........        (.01)          --           --         (.01)          --           --           --
                                  $    .28     $    .21     $    .14     $    .18     $    .29     $            $    .07
Weighted average number of
  shares outstanding..........      19,329       23,238       24,642       34,604       38,202                    35,312
Distributions declared........    $ 12,156     $ 14,402     $ 15,872     $ 23,271     $ 27,988     $ 32,888     $  6,185
Distributions declared per
  share.......................         .61          .62          .63          .66          .70          .70         .175
OTHER DATA
Funds from operations(1)......    $ 12,865     $ 15,231     $ 17,158     $ 24,185     $ 31,658     $            $  7,331

                                               PRO
                                              FORMA
                                  1994         1994

OPERATING DATA
Income:
  Income from property
    operations:
    Rental income.............  $ 26,706     $ 36,298
    Property operating
      expenses................    11,385       16,050
    Depreciation of real
      estate owned............     5,706        7,040
                                   9,615       13,208
  Interest and other income...       114          114
                                   9,729       13,322
Expenses:
  Interest....................     4,655
  General and
    administrative............     1,474        1,474
  Other depreciation and
    amortization..............       185          185
                                   6,314
Income before gains (losses)
  on investments and
  extraordinary item..........     3,415
Gains (losses) on sales of
  investments.................        --           --
Provision for possible
  investment losses...........        --           --
Income before extraordinary
  item........................     3,415
Extraordinary item -- early
  extinguishment of debt......        --           --
Net income....................  $  3,415     $
Net income per share:
  Before extraordinary item...  $    .08     $
  Extraordinary item..........        --           --
                                $    .08     $
Weighted average number of
  shares outstanding..........    41,688
Distributions declared........  $  8,133     $  9,498
Distributions declared per
  share.......................      .195         .195
OTHER DATA
Funds from operations(1)......  $  9,760     $


                                                                                                                MARCH 31,
                                                          DECEMBER 31,                                             1994
                                    1989         1990         1991         1992         1993                    HISTORICAL
BALANCE SHEET DATA
Real estate owned, at cost....    $251,051     $294,205     $361,503     $454,115     $582,213                   $611,270
Total assets..................     231,537      259,532      314,473      390,365      505,840                    535,602
Mortgage and other notes
  payable.....................      80,896      117,703      168,346      181,121      229,420                    260,761
Convertible subordinated
  debentures..................      15,808       14,987           --           --           --                         --
Shareholders' equity..........     127,764      118,154      136,152      197,677      259,963                    256,080


                                  PRO
                                 FORMA
BALANCE SHEET DATA
Real estate owned, at cost....  $820,353
Total assets..................   744,685
Mortgage and other notes
  payable.....................
Convertible subordinated
  debentures..................        --
Shareholders' equity..........


(1) Funds from operations is defined as income before gains (losses) on investments and extraordinary items adjusted for certain non-cash items, primarily real estate depreciation. The Trust considers funds from operations in evaluating property acquisitions and its operating performance, and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.
                                       8

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                            CONDITION AND OPERATIONS
RESULTS OF OPERATIONS
     Funds from operations is defined as income before gains (losses) on investments and extraordinary items adjusted for certain non-cash items, primarily real estate depreciation. The Trust considers funds from operations in evaluating property acquisitions and its operating performance, and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.
THREE MONTHS ENDED MARCH 31, 1994
     For the first quarter of 1994, the Trust reported increases over the comparable 1993 quarter in rental income, income from property operations, net income and funds from operations. First quarter 1994 rental income was $26.7 million compared to $20.2 million in the first quarter of 1993, an increase of $6.5 million or 32.3%. Income from property operations, excluding depreciation, increased from $12.0 million to $15.3 million, an increase of $3.3 million or 27.6%. Net income for the first quarter of 1994 totalled $3.4 million which was $826,000, or 31.9%, greater than the $2.6 million reported for the first quarter of 1993. On a per share basis, net income increased from $.07 for the first quarter of 1993 to $.08 for the first quarter of 1994. Net income for the 1994 quarter includes a $450,000 charge ($.01 per share) reflecting the Trust's implementation of the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." First quarter funds from operations increased 33.1% from $7.3 million in 1993 to $9.8 million in 1994.
     The Trust's 1993 acquisitions made the largest contribution to the reported increases. The Trust's first quarter 1994 acquisitions and improved results from its core portfolio of mature apartments and commercial properties also had a positive impact on first quarter results. The Trust considers an apartment community to be mature after it has been owned for a full calendar (fiscal) year. For the Trust's 13,832 mature apartments (57 communities) that have been owned since the beginning of 1993, economic occupancy increased 1.2% to 92.5% for the first quarter of 1994 compared to 91.3% for the first quarter of 1993. Average rents at these properties grew by 3.0% and operating expenses increased approximately 5.5%, increasing the operating expense ratio 0.3% to 44.7%. As a result, net operating income from these apartment units for the first quarter of 1994 increased 4.1%, or $386,000, compared to the first quarter of 1993. For the remaining 4,730 apartment units (19 communities), acquired by the Trust since January 1, 1993, economic occupancy averaged 91.1% and the operating expense ratio was 44.9% during the first quarter of 1994.
     For the first quarter of 1994, net operating income from commercial properties increased 7.6%, or $141,000, from the first quarter in 1993, primarily reflecting additional small tenant leases. Average economic occupancy for the first quarter of 1994 increased 1.1% to 84.5% compared to the first quarter of 1993.
     During the first quarter of 1994, interest expense was approximately $742,000 higher than it was in the first quarter of 1993 ($4.7 million in 1994 versus $3.9 million in 1993) as the Trust had more debt outstanding in 1994 than in 1993. At March 31, 1994, the Trust's total debt (mortgage and unsecured notes payable) was $260.7 million versus $209.7 million at March 31, 1993.
     For the first quarter of 1994, depreciation expense increased to $5.7 million versus $4.6 million in the first quarter of 1993, reflecting the portfolio expansion that has occurred during the past year.
     Management expects that the Trust's operating results for the second quarter of 1994 will show continued improvement when compared to the comparable period last year reflecting the continued positive impact of the 1993 and 1994 acquisitions and anticipated occupancy gains and rent growth.
                                       9

YEAR ENDED DECEMBER 31, 1993
     For 1993, the Trust reported significant increases over 1992 in rental income, income from property operations, income before gains (losses) on investments and extraordinary item, net income, and funds from operations. These increases are attributable primarily to the significant portfolio expansion that has occurred since the beginning of 1992. The performance of the Trust's mature group of 10,924 apartment units (46 apartment communities) contributed to the increases.
     For 1993, the Trust's mature apartment properties provided 60% of the Trust's rental income. These units had average economic occupancy of 91.2% during 1993 compared to 90.6% for 1992, an increase of 0.6%. In 1993, average rents at these properties grew 2.6% (to $440 per month) and rental expenses increased 5.3%, resulting in an increase in the operating expense ratio (the ratio of rental expenses to rental income) of 0.8% to 47.9%. Net operating income (rental income minus operating expenses) from these apartment units was up approximately $500,000 or 1.8%. For the remaining 6,990 apartment units acquired by the Trust since the beginning of 1992, economic occupancy averaged 92.1% and the operating expense ratio was 43.3% for 1993. For the 17,914 apartments in the 74 communities owned on December 31, 1993, economic occupancy averaged 91.5% and the expense ratio was 46.4% for the full year. In 1992, the 13,832 units then owned had economic occupancy of 90.7% and an expense ratio of 46.5%.
     For 1993, net operating income from commercial properties increased $288,000, or 4.0%, primarily reflecting additional small tenant leases.
     For 1993, depreciation expense increased $4.0 million with substantially all of the increase attributable to the portfolio expansion that has occurred during the past year.
     For 1993, interest income was $708,000 compared to $1.4 million in 1992. During each year, the Trust completed a public offering of Common Stock and invested the proceeds temporarily in short-term money market investments. During 1992, the Trust had such temporary investments throughout much of the year at higher rates than in 1993 when the average amount invested in the money markets was significantly lower. Consequently, interest income declined.
     Interest expense increased approximately $5.2 million reflecting the fact that the Trust used less equity relative to debt to finance its 1993 acquisitions than it did in 1992. While interest expense increased $.105 per share in 1993, as a percent of rental income it was virtually unchanged. LIQUIDITY AND CAPITAL RESOURCES
     As a qualified REIT, the Trust distributes a substantial portion of its cash flow to its shareholders in the form of distributions. Over the past several years, these distributions have exceeded 80% of the Trust's cash flow from operating activities and its funds from operations. While the Trust seeks to retain sufficient cash to cover its normal operating needs, including routine replacements, its distribution payout ratio requires that portfolio growth, property improvements and balloon debt payments be financed through a variety of primarily external sources. The Trust has frequently utilized its bank lines of credit to temporarily finance these expenditures and has subsequently replaced this short-term bank debt with longer term debt or equity.
     For 1993 and the first quarter of 1994, the Trust's cash flow from operating activities increased substantially as a result of the expansion of the Trust's portfolio as discussed below and under "Results of Operations."
     At the beginning of 1993, the Trust had $1.1 million of cash and cash equivalents and $22.5 million of available and unused bank lines of credit. On February 24, 1993, the Trust privately placed $52 million of senior unsecured notes with three insurance companies at an interest rate of 7.98%. The notes are due in equal annual principal installments of $7.4 million from 1997 to 2003. The proceeds of the debt placement were utilized to repay $50 million of short-term bank debt that had been incurred in connection with certain apartment acquisitions completed since mid-December, 1992. In early July, 1993, the Trust sold 6,095,000 shares of Common Stock in a public offering at $13.50 per share. The net proceeds of the offering approximated $78 million of which $35 million was used to repay, in full, then outstanding short-term bank debt. The remaining proceeds were invested primarily in additional apartment acquisitions during the second half of 1993. Also, at the beginning of July, 1993, the Trust completed the refunding of $13.8 million of tax-exempt housing bonds encumbering two Maryland apartment communities that had been acquired at the end of 1992. The bonds were sold in a public offering, mature in 30 years and have a weighted average life of 22.3 years. The bonds bear interest at a weighted average interest rate of 5.91%. On April 7, 1994, the Trust completed a $75 million public offering of 7 1/4% senior unsecured notes due April 1, 1999. The notes were priced at 99.833% to yield 7.29% to maturity. The net proceeds from the offering (approximately $74.3 million) were utilized to repay, in full, outstanding bank debt and to fund subsequent apartment acquisitions.
                                       10

     Since the beginning of 1993, the Trust has expanded its bank lines of credit to $73.5 million, an increase of $22.5 million. As of June 14, 1994, the Trust had approximately $52.6 million of credit available under these lines. The Trust anticipates increasing its bank lines of credit to as much as $100 million during 1994. Historically, the Trust has utilized its lines only as an interim source of funds for new acquisitions and has subsequently replaced any such bank borrowings with longer-term debt or equity capital when market conditions allow.

     The Trust presently intends to issue $75 million to $100 million of 7 to 10 year senior unsecured debt during the third quarter of 1994 to help finance its 1994 apartment acquisitions, including the Portfolio Acquisition. To mitigate the risks of rising interest rates, on May 18, 1994, the Trust entered into an interest rate hedge agreement, which has the effect of limiting the Trust's exposure to an increase in the 10-year Treasury Rate to a maximum of 7.197% for $75 million of its debt to be issued on or before September 15, 1994.

     During 1993, the Trust acquired 17 apartment communities containing 4,082 units at an aggregate cost of $118 million, including closing costs. The Trust also made $10.4 million of capital improvements to its portfolio during the year. This amount includes approximately $3.5 million of improvements at the Trust's 10,924 mature apartment units that have been owned since the beginning of 1992. Excluding English Hills (acquired December, 1991) which was still undergoing rehabilitation in 1993, the remaining 10,348 mature units averaged $270 per unit in capital expenditures. To date in 1994, the Trust has acquired seven apartment communities containing 2,340 units at a total cost of $86.8 million, including closing costs. In connection with one of these acquisitions, the Trust assumed $12.4 million of tax-exempt housing bonds. In early April 1994, the Trust agreed to acquire a portfolio of 25 properties containing 5,170 units for approximately $162 million.


     The Trust's goal is to acquire 6,000 or more apartment units in addition to the Portfolio Acquisition during 1994. Assuming a sufficient level of acquisition activity, it will be necessary for the Trust to raise additional capital later in the year. In connection with two of its 1993 acquisitions, the Trust received regulatory approval for the issuance of approximately $11.2 million of tax-exempt housing bonds. These bonds were sold in the second quarter of 1994. See "Recent Developments -- Proposed Acquisitions" and "Business
 -- Proposed Portfolio Acquisition."

     In April, 1993, the Trust engaged outside property management for most of its shopping center properties following the decision to exit the commercial property business. Although no formal plan has been adopted, management intends to offer the Trust's seven Richmond, Virginia shopping centers for sale sometime during the remainder of 1994. Management has committed to developing alternative strategies that will enable the Trust to dispose of most of these properties over the next few years.
     The Trust's liquidity and capital resources are believed to be more than adequate to meet its cash requirements for the foreseeable future.
INFLATION
     Management believes that the direct effects of inflation on the Trust's operations have been inconsequential.
                                    BUSINESS

     The Trust acquires, improves, operates, manages and selectively sells properties with the principal objective of maximizing its funds from operations. To meet this objective, the Trust has emphasized the acquisition of properties that can be acquired at attractive initial yields and immediately increase funds from operations. Historically, the Trust's primary investment policy has been to acquire apartment properties presenting the opportunity for higher occupancy, increased rents and enhanced property values through a program of renovation, refurbishment and intensive property management. In 1991, the Trust expanded its investment policy with the acquisition of apartment properties having higher occupancies and requiring substantially less renovation. Generally, these properties have been acquired at significant discounts from replacement cost and at attractive initial yields. The Trust has also expanded into new markets, most recently the Baltimore/Washington area and central Florida. Since 1991, the Trust has acquired 43 apartment properties containing 11,577 units at a total cost of approximately $337 million.

     The Trust seeks to employ leverage conservatively using primarily corporate debt, which is considered to be more flexible and less costly than mortgage debt on individual properties. At March 31, 1994, approximately $459 million, or 75%, of the Trust's real estate owned at cost was unencumbered by mortgage debt. The Trust also uses tax-exempt housing bonds to finance eligible properties.
                                       11

     The Trust considers apartments to be its principal business and plans to commit substantially all of its investment portfolio and all of its new acquisitions to apartments. Over the long term, management believes that investment in apartments in the Southeast will benefit from the following factors:
          (Bullet) There has been a significant decline in apartment construction in the Trust's target markets beginning in 1990 which has continued through the first quarter of 1994.
          (Bullet) Only about two million apartments are projected to be built in the 1990's. There were 600,000 completed in 1986 alone. (Bullet) Approximately 12 million new households are expected to be formed in the 1990's, and a majority of this growth is projected in the South.
          (Bullet) Approximately 36% of all households were renters at the start of the decade. Despite historically low mortgage interest rates, the proportion of renters has declined only slightly over the past three years.
          (Bullet) During this same period, only about 15% of all residential construction permits have been for multifamily apartments. (Bullet) There are estimates that a significant majority of today's renter households cannot afford to buy a moderately priced home in their region because of credit problems, the lack of a down payment or a monthly payment that is too high.
          (Bullet) Other demographic characteristics favor apartment demand including an increase in single person and single parent households, higher growth rates among minorities, additional immigrant households and a decline in younger household income.
Management also believes that demand for apartments within the Southeast will grow faster than the national average for several reasons including both population and job growth rates that are projected to be approximately 50% greater than the national average. In several of the markets where the Trust owns properties, the population and job growth rates for the decade are projected to be more than double that of the national average.
     The following chart shows the geographic distribution of the Trust's apartment properties. Pro forma information gives effect to the proposed acquisition by the Trust of the Portfolio Acquisition. See " -- Proposed Portfolio Acquisition" and "Recent Developments. "

                                                                                                                PERCENTAGE
                                                             NUMBER OF                                              OF
                                                             APARTMENT                    NUMBER OF             APARTMENT
                                                             PROPERTIES                     UNITS                 UNITS
                                                      HISTORICAL     PRO FORMA     HISTORICAL     PRO FORMA     HISTORICAL
Richmond, Virginia................................        12             12           3,170          3,170           16%
Columbia, South Carolina..........................         6             10           1,500          2,914            7
Baltimore/Washington..............................         6             11           1,535          2,621            8
Raleigh, North Carolina...........................         8              9           2,440          2,505           12
Charlotte, North Carolina.........................         8             11           1,700          2,186            8
Tampa/Clearwater, Florida.........................         7              7           1,999          1,999           10
Greenville/Spartanburg, South Carolina............         3              7             587          1,330            3
Tidewater Virginia(1).............................         5              5           1,140          1,140            6
Atlanta, Georgia..................................         4              4           1,123          1,123            6
Nashville, Tennessee..............................         3              3             842            842            4
Orlando, Florida..................................         3              3             821            821            4
Wilmington, North Carolina........................         3              3             661            661            3
Other North Carolina..............................         6              6           1,288          1,288            6
Other Georgia.....................................         2              3             512            740            3
Other Virginia....................................         3              4             456            570            2
Other South Carolina..............................         1              2             168            408            1
Other Florida.....................................         1              2             312            400            1
Alabama...........................................         0              2               0            382            0
Delaware..........................................         0              2               0            324            0
     Total........................................        81            106          20,254         25,424          100%
                                                    PRO FORMA
Richmond, Virginia................................      12%
Columbia, South Carolina..........................      11
Baltimore/Washington..............................      10
Raleigh, North Carolina...........................      10
Charlotte, North Carolina.........................       9
Tampa/Clearwater, Florida.........................       8
Greenville/Spartanburg, South Carolina............       5
Tidewater Virginia(1).............................       5
Atlanta, Georgia..................................       4
Nashville, Tennessee..............................       3
Orlando, Florida..................................       3
Wilmington, North Carolina........................       3
Other North Carolina..............................       5
Other Georgia.....................................       3
Other Virginia....................................       2
Other South Carolina..............................       2
Other Florida.....................................       2
Alabama...........................................       2
Delaware..........................................       1
     Total........................................     100%


(1) The Norfolk/Virginia Beach/Newport News/Hampton area.
                                       12

APARTMENTS
     The Trust's apartments consist of a mix of lower to upper income properties with a majority being middle to moderate income. A majority of the tenants are family households. The apartments are typically suburban, garden or townhouse style units with one, two and three bedrooms. The units are generally individually heated and cooled, with all appliances and wall-to-wall carpet. Amenities normally include swimming pools, tennis courts, clubhouses and playgrounds. Some of the apartment communities also have fitness centers, volleyball courts, jacuzzis and racquet ball courts. The average cost for the Trust's apartments, including all renovations and refurbishment costs, was approximately $28,700 per unit at March 31, 1994. During the first quarter of 1994, apartment occupancy averaged 92.2% overall and 92.5% for the mature 13,832 units which were acquired prior to 1993.
     The following table presents information concerning the Trust's apartment properties.

                                                                                         MORTGAGE     AVERAGE
                                                                            COST(1)      DEBT(2)      MONTHLY
                                                     DATE       NO. OF        (IN          (IN        RENT PER       AVERAGE
                             LOCATION              ACQUIRED     UNITS      MILLIONS)     MILLIONS)    UNIT(3)      OCCUPANCY(4)
NORTH CAROLINA
Beechwood                    Greensboro            12/22/93       208       $   7.5       $   --        $529             91%
Bramblewood                  Goldsboro             12/31/84       188           4.4          0.7         401             98
Brynn Marr                   Jacksonville          12/31/84       196           5.2           --         438             96
Canterbury Woods             Charlotte             12/18/85       207           7.0           --         432             83
Cedar Point                  Raleigh               12/18/85       168           7.3           --         489             98
Cinnamon Ridge               Raleigh               12/01/89       365           8.2          7.0         404             97
Colony Village               New Bern              12/31/84       171           4.3           --         381             95
Courtney Square              Raleigh               07/08/93       200           6.4           --         518            100
Cove at Lake Lynn            Raleigh               12/01/92       225           7.3           --         533             97
The Creek                    Wilmington            06/30/92       198           3.5          1.5         423             98
Emerald Bay                  Charlotte             02/06/90       250           7.2           --         473             95
Forest Hills                 Wilmington            06/30/92       279           6.8          3.2         530             98
Grand Oaks                   Charlotte             05/01/84       243           7.0           --         433             92
The Highlands                Charlotte             01/17/84       176           4.7           --         454             88
The Ledges                   Winston-Salem         08/13/86       239           6.6           --         306             84
Liberty Crossing             Jacksonville          11/30/90       286           6.0          1.8         396             97
Mill Creek                   Wilmington            09/30/91       184           5.8           --         539             99
Park Green                   Raleigh               09/27/91       200           5.6           --         509            100
Peppertree                   Charlotte             12/14/93       292           9.3           --         510             95
The Shire (5)                Raleigh               03/04/94       302          13.8           --         612             97
Spring Forest                Raleigh               05/21/91       404          11.3           --         487             97
Summit on Park               Charlotte             01/17/84        80           2.1           --         479             86
Walnut Creek (6)             Raleigh               05/17/94       576          24.9           --          --             --
Windsor Harbor               Charlotte             01/13/89       200           6.2           --         444             87
Woodland Hollow              Charlotte             11/03/86       252           7.4          3.3         419             78
VIRGINIA
Azalea                       Richmond              12/31/84       156           3.9           --         485             91
Bayberry Commons             Portsmouth            04/07/88       192           5.0           --         414             88
Courthouse Green             Richmond              12/31/84       266           6.6           --         459             90
Craig Manor                  Roanoke               11/06/87       108           3.2           --         439             99
Eastwind                     Virginia Beach        04/04/88       200           6.7           --         514             95
English Hills                Richmond              12/06/91       576          15.9           --         511             91
Hampton Court                Alexandria            02/19/93       308          12.3           --         714             94
Heather Lake                 Hampton               03/01/80       252           5.9           --         520             96
Heritage Trace               Newport News          06/30/89       200           4.7          3.9         378             95
Laurel Ridge                 Roanoke               05/17/88       216           4.0          3.0         320             97
Laurel Village               Richmond              09/06/91       159           4.3           --         546             97
Meadow Run                   Richmond              12/31/84       204           5.1           --         444             94
Meadowdale Lakes             Richmond              12/31/84       516          11.0          1.3         417             92
The Melrose                  Dumfries              12/11/85       370           8.2          5.3         438             97
Northview                    Roanoke               09/29/78       132           1.9           --         406             97
Olde West Village            Richmond              12/31/84(7)    502          15.6          4.0         506             85
Parkwood Court               Alexandria            06/30/93       189           6.7           --         638             87
River Road Terrace           Petersburg            08/31/81       128           2.7           --         408            100
Rollingwood                  Richmond              12/31/84       278           7.6          2.6         441             88
Timbercreek                  Richmond              08/31/83       160           3.5           --         412             92
Towne Square                 Hopewell              08/27/85        76           1.8          1.3         382             98
Twin Rivers                  Hopewell              01/06/82       149           2.1           --         375             97
Woodscape                    Newport News          12/29/87       296           9.7           --         466             91

                                                                                         MORTGAGE     AVERAGE
                                                                            COST(1)      DEBT(2)      MONTHLY
                                                     DATE        NO. OF       (IN          (IN        RENT PER       AVERAGE
                             LOCATION              ACQUIRED       UNITS    MILLIONS)     MILLIONS)    UNIT(3)      OCCUPANCY(4)
FLORIDA
Bay Cove                     Clearwater            12/31/84         336     $  10.2       $   --        $531             92%
Dover Village                Orlando               03/31/93         296        10.4           --         576             94
Foxcroft                     Tampa                 01/28/93         192         5.1           --         490             92
Lake Washington Downs        Melbourne             09/24/93         312         6.5           --         428             94
Lakeside North (8)           Altamonte Springs     04/14/94         360        12.6         12.4          --             --
Lakewood Place (5)           Tampa                 03/11/94         346        12.0           --         544             93
Orange Orlando               Orlando               01/28/93         165         4.2           --         468             89
Palm Grove (8)               Tampa                 04/15/94         244         5.9           --          --             --
Pinebrook                    Clearwater            09/28/93         209         4.5           --         478             93
Summit West                  Tampa                 12/16/92         264         7.5           --         495             99
Village at Old Tampa Bay     Tampa                 12/08/93         408        12.6           --         550             78
SOUTH CAROLINA
Colonial Villa               Columbia              09/16/92         296         6.9           --         422             94
Country Walk                 Columbia              12/19/91         208         4.6           --         459             84
Forestbrook                  Columbia              07/01/93         180         3.7           --         419             87
Gable Hill                   Columbia              12/04/89         180         6.8           --         532             93
Heatherwood                  Greenville            09/30/93         152         3.7           --         434             91
Key Pines                    Spartanburg           09/25/92         241         5.0           --         417             95
Patriot Place                Florence              10/23/85         168         6.2          2.2         310             99
Plum Chase                   Columbia              01/04/91         300         8.2          7.0         454             91
Riverwind                    Spartanburg           12/31/93         194         7.2           --         576             91
St. Andrews Commons          Columbia              05/20/93         336        10.9           --         517             96
GEORGIA
Colony of Stone Mountain     Atlanta               06/12/90         404        11.3           --         495             80
Crescent Square              Atlanta               03/22/89         360        12.0           --         432             92
Griffin Crossing (9)         Griffin               06/09/94         272         9.0           --          --             --
Mill Creek                   Atlanta               11/11/88         224         7.8           --         465             95
River Place (8)              Macon                 04/08/94         240         8.6           --          --             --
Stanford Village             Atlanta               09/26/89         135         4.1          2.1         496            100
TENNESSEE
Harbour Town                 Nashville             12/10/93         185         4.1           --         417             99
The Lakes                    Nashville             09/15/93         256         7.4           --         500             85
2131 Apartments              Nashville             12/16/92         401        10.7           --         487             96
MARYLAND
Braeland Commons             Columbia              12/29/92         172         8.8          5.1         645             98
Eden Commons                 Columbia              12/29/92         232        12.1          8.7         654             93
Gatewater Landing            Baltimore             12/16/92         264         8.5           --         586             78
     Total                                                       20,254     $ 593.3       $ 76.4



(1) Represents at March 31, 1994 the sum of the total acquisition cost of the property plus the capitalized cost of improvements made subsequent to acquisition, less allowance for possible investment losses.
(2) Represents at March 31, 1994 the outstanding principal balances of the mortgage loans, exclusive of discounts.
(3) Represents the weighted average of rent charged during the quarter ended March 31, 1994 for occupied apartments and rent asked for unoccupied apartments at 100% occupancy.
(4) Represents economic occupancy during the quarter ended March 31, 1994 expressed as the ratio of actual rent collected to potential rent collectible at final occupancy.
(5) These properties were acquired during March, 1994. Average rent and occupancy data are for the month of April, 1994.
(6) This property was acquired in May, 1994. Average rent and occupancy data for a full month under Trust management are not available.
(7) This property was acquired in two phases. The acquisition dates were December 31, 1984 and August 27, 1991.
(8) These properties were acquired in April, 1994. Average rent and occupancy data for a full month under Trust management are not available.
(9) This property was acquired in June, 1994. Average rent and occupancy data for a full month under Trust management are not available.

     PROPOSED PORTFOLIO ACQUISITION
          The Trust has contracted to acquire a portfolio of 25 apartment communities containing 5,170 units in separate but related transactions from certain affiliates of Clover Financial Corporation, a New Jersey corporation, for an aggregate purchase price of approximately $162 million, excluding closing costs. Two of the properties, Harris Pond and Royal Oaks, have mortgage debt of $5.2 million and $6.5 million, respectively. The following table sets forth certain information concerning the Portfolio Acquisition.

                                                                        AVERAGE                                       AVERAGE
                                             NO.                          UNIT                                        MONTHLY
                                             OF          YEAR             SIZE                                        RENT PER
                              LOCATION      UNITS     CONSTRUCTED      (SQ. FT.)       1 BR      2 BR      3 BR       UNIT(1)
     NORTH CAROLINA
     Excalibur              Charlotte         240           1987          1,048          132       108                  $532
     Grove Park             Raleigh            65           1970          1,083            9        44      12           506
     Harris Pond            Charlotte         170           1987            832           74        96                   562
     Mallard Green          Charlotte          76           1985            836           32        44                   591
     VIRGINIA
     Huntingwood            Lynchburg         114           1976            918           36        32      46           481
     Knolls of Newgate      Fairfax           144           1972            892           40       104                   634
     FLORIDA
     Marina Park            North Miami        88           1974            943           76        12                   665
     SOUTH CAROLINA
     Crossroads             Columbia          622      1977-1984            683          382       240                   404
     Hampton Forest         Greenville        130           1968            879           60        70                   409
     Hunting Ridge          Greenville        152           1972            791           72        80                   351
     The Landing            Greenville        224           1976            995           48       133      43           454
     Overlook               Greenville        237           1976            703          125       112                   406
     Park                   Columbia          292      1975-1977            696          172       120                   403
     St. Andrews            Columbia          232           1972          1,131           48       152      32           517
     Somerset               Dorchester        240           1979          1,092           22       154      64           447
     Waterford              Columbia          268           1985            598          232        36                   427
     GEORGIA
     Royal Oaks             Savannah          228           1980          1,446                    196      32           702
     MARYLAND
                            Ellicott
     Great Oaks             City              300           1974            939          126       174                   596
     Holly Tree             Waldorf           144           1973            786           36       108                   685
     Twin Coves             Glen Burnie       132           1974            624           48        84                   557
     Woodside               Glen Burnie       366           1966            909          117       249                   588
     ALABAMA
     Indian Hills           Anniston          140           1975          1,014           40        80      20           439
     Three Fountains        Montgomery        242           1973          1,097           76       136      30           477
     DELAWARE
     Dover Country Club     Dover             224           1970            859           58       155      11           546
     West Knoll             Newark            100           1964            781           48        52                   587
                                            5,170                           889        2,109     2,771     290
                            AVERAGE
                          OCCUPANCY(2)
     NORTH CAROLINA
     Excalibur                 94%
     Grove Park                99
     Harris Pond               95
     Mallard Green             88
     VIRGINIA
     Huntingwood               95
     Knolls of Newgate         83
     FLORIDA
     Marina Park               90
     SOUTH CAROLINA
     Crossroads                87
     Hampton Forest            91
     Hunting Ridge             91
     The Landing               90
     Overlook                  89
     Park                      88
     St. Andrews               93
     Somerset                  75
     Waterford                 89
     GEORGIA
     Royal Oaks                90
     MARYLAND
     Great Oaks                93
     Holly Tree                92
     Twin Coves                90
     Woodside                  90
     ALABAMA
     Indian Hills              88
     Three Fountains           95
     DELAWARE
     Dover Country Club        92
     West Knoll                93

     (1) Represents the weighted average of rent charged during the quarter ended March 31, 1994 for occupied apartments and rent asked for unoccupied apartments at 100% occupancy.
     (2) Represents economic occupancy during the quarter ended March 31, 1994 expressed as the ratio of actual rent collected to potential rent collectible at final occupancy.
                                       15

SHOPPING CENTERS AND OTHER PROPERTIES
     The Trust owns approximately two million square feet of commercial property space including 15 neighborhood and community shopping centers and four other commercial properties. Commercial properties provide approximately 10% of the Trust's rental income. Near the end of 1992, management of the Trust determined that the Trust should devote substantially all of its resources to the apartment business. Consequently, the Trust has decided not to acquire any additional commercial properties. The Trust plans to dispose of most or all of its commercial properties over the next few years. Although no formal plans have been adopted, management intends to offer the Trust's seven Richmond, Virginia shopping centers for sale sometime during the remainder of 1994. Effective April 1, 1993, the Trust engaged independent fee management companies to manage all but three of its commercial properties. The use of outside commercial property management has not resulted in any significant changes in operating costs. During the first quarter of 1994, net operating income from the Trust's commercial properties was $2.0 million which was $141,000, or 7.6%, higher than in the comparable period of 1993.
                           CAPITAL STOCK OF THE TRUST
COMMON STOCK
     The Trust has authority to issue 100,000,000 shares of Common Stock, of which 41,722,902 shares were issued and outstanding as of May 24, 1994. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors. Holders of Common Stock have one vote per share and non-cumulative voting rights, which means that holders of more than 50% of the shares voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Trust, holders of Common Stock are entitled to share ratably in the distributable assets of the Trust. Holders of Common Stock do not have preemptive rights.
     Covenants in its loan agreements with certain lenders restrict the payment of distributions in excess of the sum of (i) current "cash flow," (ii) varying additional amounts and (iii) the proceeds of Common Stock offerings subsequent to various dates, all as defined in the particular loan agreement. The covenants do not prohibit the Trust from paying distributions in order to continue its qualification as a REIT under the Code.
PREFERRED STOCK
     The Trust is authorized to issue 25,000,000 shares of Preferred Stock, which is issuable without the vote of holders of Common Stock, for any corporate purpose and for whatever consideration the Board of Directors deems appropriate, in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions, as may be determined by the Board of Directors in fixing series characteristics. A series of Preferred Stock could be given more than one vote per share and a series having preferential distribution rights could limit Common Stock distributions and reduce the amount holders of Common Stock would otherwise receive on dissolution of the Trust.
     No Preferred Stock has been issued and, at present, the Board of Directors has approved no specific financing or acquisition plans involving the issuance of Preferred Stock and does not propose to fix the characteristics of any series in anticipation of issuing shares of that series.
AFFILIATED TRANSACTIONS
     The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions " designed to deter uninvited takeovers of Virginia corporations. These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder ") by the holders of at least two-thirds of the remaining voting shares. For three years following the time that the Interested Shareholder becomes an owner of 10% of the outstanding voting shares, Virginia corporations cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder absent an exception. The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the law.
                                       16

     The Virginia Stock Corporation Act also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to cross any of three thresholds (20%, 33%, or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Trust. An acquiring person may require the Trust to hold a special meeting of shareholders to consider the matter within 50 days of its request.
REDEMPTION AND RESTRICTIONS ON TRANSFER

     In order to preserve the Trust's status as a REIT as defined in the Code, the Trust can redeem or stop the transfer of its shares. The Trust's Articles of Incorporation provide that the Trust is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual shareholders during the last six months of any year would result in the disqualification of the Trust as a REIT, the Articles of Incorporation provide that the Trust shall have the power (i) to redeem that number of concentrated shares sufficient in the opinion of the Board of Directors of the Trust to maintain or bring the direct or indirect ownership of shares into conformity with the requirements of the Code, and (ii) to stop the transfer of shares to any person whose acquisition thereof would, in the opinion of the Trust's Board of Directors, result in such disqualification. The per share redemption price of any shares redeemed by the Trust pursuant to this provision shall be the last reported sale price for the shares as of the business day preceding the day on which notice of redemption is given. The Board of Directors of the Trust can require shareholders to disclose in writing to the Trust such information with respect to ownership of its shares as it deems necessary to comply with the REIT provisions of the Code.

REIT QUALIFICATION
     The Trust operates in a manner intended to qualify for treatment as a REIT under the Code. In general, a REIT which distributes to its shareholders at least 95% of its taxable income (other than net capital gain) for a taxable year and which meets certain other conditions will not be subject to federal income taxation on income (including net capital gain) distributed for that year. If the Trust fails to qualify in any taxable year, it will be taxed for federal income tax purposes as a corporation for that year and distributions to shareholders will not be deductible by the Trust in computing its taxable income. Under such circumstances, the Trust also will be disqualified from being treated as a REIT under the Code for the ensuing four fiscal years. Failure to qualify could result in the Trust's incurring indebtedness and perhaps liquidating investments in order to pay the resultant taxes.
                                       17

                                  UNDERWRITING
     Subject to the terms and conditions set forth in a Purchase Agreement (the "Purchase Agreement "), the Trust has agreed to sell to each of the Underwriters named below, and each of the Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc. and Scott & Stringfellow, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Trust, the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased.

                                                                           NUMBER OF
                               UNDERWRITER                                  SHARES
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...............................................
Alex. Brown & Sons Incorporated........................................
Dean Witter Reynolds Inc. .............................................
A.G. Edwards & Sons, Inc. .............................................
Scott & Stringfellow, Inc..............................................
              Total....................................................    8,000,000


     The Representatives of the Underwriters have advised the Trust that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover of this Prospectus and to certain
dealers at such price less a concession not in excess of $.    per share. The
Underwriters may allow, and such dealers may reallow, a discount not in excess of $. per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Trust has granted the Underwriters an option exercisable within 30 days after the date hereof to purchase up to 1,200,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount set forth on the cover of this Prospectus, and, with respect to any such shares issued after July 15, 1994, less an amount equal to the distribution per share to be paid by the Trust on July 29, 1994. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it shown in the foregoing table above bears to the 8,000,000 shares offered hereby.

     The Trust and certain of its officers, directors and principal shareholders have agreed that for a period of 90 days from the date of this Prospectus they will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock, except for shares issued for property acquisitions or grants of options or issuance of shares upon exercise of options.
     In the Purchase Agreement, the Trust has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
                                 LEGAL OPINIONS
     The legality of the Common Stock offered hereby is being passed upon for the Trust by Hunton & Williams, Richmond, Virginia, and for the Underwriters by Brown & Wood, New York, New York.
                                    EXPERTS
     The financial statements of the Trust incorporated by reference in its annual report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
     The combined historical summary of gross income and direct operating expenses of Holly Tree Park Apartments, Knolls at Newgate and Mallard Green Apartments, included in the Trust's Current Report on Form 8-K, dated May 26, 1994,
                                       18
incorporated by reference in this Prospectus has been audited by BDO Seidman, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. The combined statement of rental operations of Clover Financial Partnership Properties, included in the Trust's Current Report on Form 8-K, dated May 26, 1994, incorporated by reference herein, has been incorporated herein in reliance upon the report dated May 19, 1994, of Alloy, Silverstein, Shapiro, Adams, Mulford & Co., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of The Shire Apartments, included in the Trust's Current Report on Form 8-K, dated April 15, 1994, incorporated by reference herein, has been incorporated herein in reliance upon the report dated May 12, 1994, of L. P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of Lakewood Place Apartments, included in the Trust's Current Report on Form 8-K, dated April 15, 1994, incorporated by reference herein, has been incorporated herein in reliance upon the report dated May 13, 1994, of L. P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statements of rental operations of River Place Apartments and Lakeside North Apartments, included in the Trust's Current Report on Form 8-K, dated April 15, 1994, incorporated by reference herein, have been incorporated herein in reliance upon the reports dated May 24, 1994, of L. P. Martin & Company, independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Trust with the Securities and Exchange Commission (the "Commission ") under the Securities Exchange Act of 1934 (the "Exchange Act") are hereby incorporated by reference in this Prospectus: (i) the Trust's annual report on Form 10-K for the year ended December 31, 1993; (ii) the Trust's quarterly report on Form 10-Q for the quarter ended March 31, 1994;
(iii) the Trust's Current Report on Form 8-K dated April 15, 1994; (iv) the Trust's Current Report on Form 8-K dated May 17, 1994; (v) the Trust's Current Report on Form 8-K dated May 26, 1994; and (vi) the description of the Common Stock contained in the Trust's registration statement on Form 8-A dated April 19, 1990 filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description. All documents filed by the Trust pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     The Trust will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to United Dominion Realty Trust, Inc., 10 South 6th Street, Suite 203, Richmond, Virginia 23219-3802, Attention: Secretary (telephone 804/780-2691).
                             AVAILABLE INFORMATION
     The Trust is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Reports, proxy statements and other information filed by the Trust can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices located at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048, and can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payments of the prescribed fees.
                                       19

                    INDEX TO PRO FORMA FINANCIAL STATEMENTS

                                                                                                                          PAGE
Pro Forma Financial Information (unaudited):
  United Dominion Realty Trust, Inc.
     Pro Forma Balance Sheet as of March 31, 1994......................................................................   F-2
     Notes to Pro Forma Balance Sheet..................................................................................   F-3
     Pro Forma Statement of Operations for the Three Months Ended
       March 31, 1994..................................................................................................   F-4
     Pro Forma Statement of Operations for the Year Ended
       December 31, 1993...............................................................................................   F-5
     Notes to Pro Forma Statements of Operations.......................................................................   F-6

                       UNITED DOMINION REALTY TRUST, INC.
                            PRO FORMA BALANCE SHEET
                                 MARCH 31, 1994
                                  (UNAUDITED)
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                                                                                             ACQUISITIONS
                                                                                                              PREVIOUSLY
                                                                                                             REPORTED ON
                                                                                                               FORM 8-K
                                                                                                             DATED APRIL
                                                                                                               15, 1994
                                                                                                             AND FORM 8-K
                                                                                               PORTFOLIO        DATED
                                                                            HISTORICAL (A)    ACQUISITION    MAY 17, 1994
BALANCE SHEET
ASSETS
Real estate owned
  Apartments.............................................................      $532,227        $ 162,997(B)    $ 46,086(G)
  Shopping centers.......................................................        74,450
  Office and Industrial..................................................         4,593
                                                                                611,270          162,997         46,086
  Less accumulated depreciation..........................................        97,150
                                                                                514,120          162,997         46,086
Cash and cash equivalents................................................        10,489
Other assets.............................................................        10,993
                                                                               $535,602        $ 162,997       $ 46,086
LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage notes payable...................................................      $ 72,660        $  11,700(C)
Notes payable............................................................       188,101                 (D)    $ 46,086(H)
Accounts payable, accrued expenses and other.............................         7,259
Tenants' deposits and rents paid in advance..............................         3,372
Distributions payable to shareholders....................................         8,130
                                                                                279,522                          46,086
Shareholders' equity
  Common stock, $1 par value; 60,000,000 shares authorized 41,703,785 shares
    issued and outstanding (48,703,785 in pro forma).....................        41,704                 (E)
  Additional paid-in capital.............................................       302,981                 (F)
  Notes receivable from officer shareholders.............................        (4,096)
  Distributions in excess of net income..................................       (84,509)
  Total shareholders' equity.............................................       256,080                              --
                                                                               $535,602        $ 162,997       $ 46,086
                                                                             PRO
                                                                            FORMA
BALANCE SHEET
ASSETS
Real estate owned
  Apartments.............................................................  $741,310
  Shopping centers.......................................................    74,450
  Office and Industrial..................................................     4,593
                                                                            820,353
  Less accumulated depreciation..........................................    97,150
                                                                            723,203
Cash and cash equivalents................................................    10,489
Other assets.............................................................    10,993
                                                                           $744,685
LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage notes payable...................................................  $ 84,360
Notes payable............................................................   261,896
Accounts payable, accrued expenses and other.............................     7,259
Tenants' deposits and rents paid in advance..............................     3,372
Distributions payable to shareholders....................................     8,130
                                                                            365,017
Shareholders' equity
  Common stock, $1 par value; 60,000,000 shares authorized 41,703,785 shares
    issued and outstanding (48,703,785 in pro forma).....................    48,704
  Additional paid-in capital.............................................   394,681
  Notes receivable from officer shareholders.............................    (4,096)
  Distributions in excess of net income..................................   (84,509)
  Total shareholders' equity.............................................   354,780
                                                                           $719,797

                       UNITED DOMINION REALTY TRUST, INC.
                        NOTES TO PRO FORMA BALANCE SHEET
                                 MARCH 31, 1994
                                  (UNAUDITED)
1. BASIS OF PRESENTATION

     The accompanying pro forma balance sheet assumes the completion, as of March 31, 1994, of (i) the sale of 8,000,000 shares of Common Stock at an assumed price of $ per share (the "Offering"), (ii) the proposed acquisition of 25 apartment communities (the "Portfolio Acquisition"), (iii) the acquisition of five apartment communities purchased in 1994 (previously reported on Forms 8-K
dated April 15, 1994 and May 17, 1994), (iv) the borrowing of $        and the
issuance of        shares of Common Stock to the seller at an assumed price of
$        necessary to fund a portion of the Portfolio Acquisition. In management's opinion, all significant adjustments necessary to reflect these transactions have been made. The pro forma balance sheet should be read in conjunction with the Trust's audited financial statements for the year ended December 31, 1993 and its unaudited financial statements for the first quarter ended March 31, 1994.


     The unaudited pro forma balance sheet is not necessarily indicative of what the Trust's financial position would have been if the Offering and related acquisitions had been consummated as of March 31, 1994, nor does it purport to be indicative of the Trust's financial position in future periods.

2. ADJUSTMENTS TO THE PRO FORMA BALANCE SHEET

     (A) Represents the Trust's historical balance sheet contained in the Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

     (B) Represents the initial purchase price of $161,950,000 for the 25 properties proposed to be acquired in the Portfolio Acquisition plus estimated closing costs of $1,047,000.
     (C) Represents the assumption of two mortgage loans encumbering two properties included in the Portfolio Acquisition as follows:

                                                                               LOAN       INTEREST
                              PROPERTY NAME                                   AMOUNT        RATE
Harris Pond Apartments...................................................   $5,200,000      8.75%
Royal Oaks Apartments....................................................    6,500,000      8.50



     (D) Represents assumed additional borrowings of $          necessary to
fund a portion of the Portfolio Acquisition.


     (E) Represents the issuance of 8,000,000 shares in the Offering and the
issuance of        shares to the seller of the Portfolio Acquisition.


     (F) Represents the net proceeds from the Offering , the issuance of shares to the seller of the Portfolio Acquisition attributable to additional paid-in capital. In determining net proceeds, underwriting discounts and other offering
costs equal to 6% of gross proceeds, or $          , have been assumed.


     (G) Represents the aggregate purchase price of $46,086,000 of three apartment communities purchased on April 8, 1994, April 14, 1994, and May 17, 1994 as previously reported on Forms 8-K dated April 15, 1994 and May 17, 1994.


     (H) Represents assumed additional borrowings of $46,086,000 on unsecured notes payable necessary to fund the acquisitions of the properties in (G).

                       UNITED DOMINION REALTY TRUST, INC.
                       PRO FORMA STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1994
                                  (UNAUDITED)
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                                                                  ACQUISITIONS
                                                                                                   PREVIOUSLY
                                                                                                  REPORTED ON
                                                                                                 FORM 8-K DATED
                                                                                               APRIL 15, 1994 AND       PRO
                                                                                PORTFOLIO        FORM 8-K DATED        FORMA
                                                            HISTORICAL (A)   ACQUISITION (B)    MAY 17, 1994 (C)    ADJUSTMENTS
STATEMENT OF OPERATIONS
INCOME
Property operations:
  Rental income...........................................     $ 26,706          $ 7,149             $2,443
  Property expenses:
    Utilities.............................................        2,712              737                121
    Repairs & maintenance.................................        3,716            1,174                388
    Real estate taxes.....................................        1,802              511                184
    Property management...................................          921              357                106           $  (177)(E)
    Other operating expenses..............................        2,234            1,127                280              (139)(F)
    Depreciation of real estate owned.....................        5,706                                                 1,334(G)
                                                                 17,091            3,906              1,079             1,014
Income from property operations...........................        9,615            3,243              1,364            (1,014)
Interest income...........................................          114
                                                                  9,729            3,243              1,364            (1,014)
EXPENSES
  Interest................................................        4,655                                                      (I)
  General and administrative..............................        1,474
  Other depreciation and amortization.....................          185
                                                                  6,314               --                 --
Income before gains (losses) on investments...............        3,415            3,243              1,364
Gains (losses) on sale of investments.....................
Net income................................................     $  3,415          $ 3,243             $1,364           $
Net income per share......................................     $   0.08
Distributions declared per share..........................         .195
Weighted average number of shares outstanding.............       41,688
                                                               PRO
                                                              FORMA
STATEMENT OF OPERATIONS
INCOME
Property operations:
  Rental income...........................................   $36,298
  Property expenses:
    Utilities.............................................     3,570
    Repairs & maintenance.................................     5,278
    Real estate taxes.....................................     2,497
    Property management...................................     1,203
    Other operating expenses..............................     3,502
    Depreciation of real estate owned.....................     7,040
                                                              23,090
Income from property operations...........................    13,208
Interest income...........................................       114
                                                              13,322
EXPENSES
  Interest................................................
  General and administrative..............................     1,474
  Other depreciation and amortization.....................       185
Income before gains (losses) on investments...............
Gains (losses) on sale of investments.....................
Net income................................................   $
Net income per share......................................   $
Distributions declared per share..........................      .195
Weighted average number of shares outstanding.............

                       UNITED DOMINION REALTY TRUST, INC.
                       PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                  (UNAUDITED)
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                                            ACQUISITIONS
                                                                             PREVIOUSLY
                                                                            REPORTED ON
                                                                           FORM 8-K DATED         ACQUISITIONS
                                                                         APRIL 15, 1994 AND        PREVIOUSLY
                                                                              FORM 8-K             REPORTED ON            PRO
                                                          PORTFOLIO            DATED             FORM 8-K DATED          FORMA
                                      HISTORICAL (A)   ACQUISITION (B)    MAY 17, 1994 (C)    DECEMBER 31, 1993 (D)   ADJUSTMENTS
STATEMENT OF OPERATIONS
INCOME
Property operations:
  Rental income.....................     $ 89,084          $28,345            $ 10,489               $ 9,424
  Property expenses:
    Utilities.......................        7,838            2,461                 554                   846
    Repairs & maintenance...........       13,950            4,439               1,542                 1,407
    Real estate taxes...............        5,777            1,975                 865                   780
    Property management.............        2,782            1,413                 447                   422           $    (863)(E)
    Other operating expenses........        7,512            4,489               1,269                 1,552                (554)(F)
    Depreciation of real estate
      owned.........................       19,764                                                                          7,542(G)
                                           57,623           14,777               4,704                 5,007               6,125
Income from property operations.....       31,461           13,568               5,785                 4,417              (6,125)
Interest income.....................          708                                                                           (438)(H)
                                           32,169           13,568               5,785                 4,417              (6,563)
EXPENSES
  Interest..........................       16,938                                                                               (I)
  General and administrative........        3,349
  Other depreciation and
    amortization....................          596
                                           20,883               --                  --                    --
Income before gains (losses) on
  investments.......................       11,286           13,568               5,785                 4,417
Gains (losses) on sale of
  investments.......................          (89)
Net income..........................     $ 11,197          $13,568            $  5,785               $ 4,417           $
Net income per share................     $   0.29
Distributions declared per share....         0.70
Weighted average number of shares
  outstanding.......................       38,202
                                         PRO
                                        FORMA
STATEMENT OF OPERATIONS
INCOME
Property operations:
  Rental income.....................  $137,342
  Property expenses:
    Utilities.......................    11,699
    Repairs & maintenance...........    21,338
    Real estate taxes...............     9,397
    Property management.............     4,201
    Other operating expenses........    14,295
    Depreciation of real estate
      owned.........................    27,306
                                        88,236
Income from property operations.....    49,106
Interest income.....................       270
                                        49,376
EXPENSES
  Interest..........................
  General and administrative........     3,349
  Other depreciation and
    amortization....................       596
Income before gains (losses) on
  investments.......................
Gains (losses) on sale of
  investments.......................       (89 )
Net income..........................  $
Net income per share................  $
Distributions declared per share....      0.70
Weighted average number of shares
  outstanding.......................

                       UNITED DOMINION REALTY TRUST, INC.
                  NOTES TO PRO FORMA STATEMENTS OF OPERATIONS
                 FOR THE THREE MONTHS ENDED MARCH 31, 1994 AND
                        THE YEAR ENDED DECEMBER 31, 1993
                                  (UNAUDITED)
1. BASIS OF PRESENTATION

     The accompanying pro forma statements of operations assume the completion of (i) the sale of 8,000,000 shares of Common Stock at an assumed price of $
per share (the "Offering"), (ii) the issuance of        shares of Common Stock
to the seller of the Portfolio Acquisition at an assumed price of $          ,
(iii) the proposed acquisition of 25 apartment communities (the "Portfolio Acquisition"), (iv) the acquisition of five apartment communities purchased in 1994 previously reported on Forms 8-K dated April 15, 1994 and May 17, 1994, and
(v) the acquisitions of eleven apartment communities previously reported on Form 8-K dated December 31, 1993, at the beginning of each period presented. In
addition, such pro forma statements of operations also assume that $          of
7 year senior unsecured notes are outstanding for approximately 8 months for the year ended December 31, 1993 and 2 months for the first quarter of 1994. In management's opinion, all significant adjustments necessary to reflect these transactions have been made. The pro forma statements of operations should be read in conjunction with the Trust's audited financial statements for the year ended December 31, 1993 and its unaudited financial statements for the three months ended March 31, 1994.

     The unaudited pro forma statements of operations are not necessarily indicative of what the Trust's results would have been for the three months ended March 31, 1994 and the year ended December 31, 1993 if the Offering and related acquisitions had been consummated at the beginning of each period presented, nor do they purport to be indicative of the results of operations or financial position in future periods.
2. ADJUSTMENTS TO THE PRO FORMA STATEMENTS OF OPERATIONS
     (A) Represents the Trust's Historical Statements of Operations contained in its Quarterly Report on Form 10-Q for the three months ended March 31, 1994 and its Annual Report on Form 10-K for the year ended December 31, 1993.
     (B) Represents actual rental income and related operating expenses of the proposed Portfolio Acquisition, as reported on Form 8-K dated May 26, 1994.

     (C) Represents rental income and related operating expenses of five apartment acquisitions, as previously reported on Forms 8-K dated April 15, 1994 and May 17, 1994.

     (D) Reflects the net adjustments required to allow for a full year of rental income and operating expenses for the year ended December 31, 1993, for the Trust's acquisitions reported on Form 8-K during 1993.
     (E) Reflects the net decrease in property management fees for the Portfolio Acquisition and the Trust's 1993 and 1994 acquisitions. The Trust internally manages its apartment properties at a cost of approximately 3% of rental income.
     (F) Reflects the net decrease in insurance expense to reflect that the Trust insures its apartments for approximately $107 per unit less that the historical insurance expense of the Portfolio Acquisition.
     (G) Represents the net adjustments to depreciation expense as outlined in the table below. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. Buildings have been depreciated over 35 years and other improvements over 15 years based upon an assumed allocation of the estimated initial cost of the Portfolio Acquisition.

                                             3 MONTHS ENDED      12 MONTHS ENDED
                                             MARCH 31, 1994     DECEMBER 31, 1993
Increase related to the Portfolio
  Acquisition                                  $1,022,000          $ 4,088,000
Increase related to the acquisitions
  previously reported on Form 8-K dated
  April 15, 1994 and Form 8-K dated May
  17, 1994                                        312,000            1,943,000
Increase related to the acquisitions
  previously reported on Form 8-K dated
  December 31, 1993                                    --            1,510,000
  Total                                        $1,334,000          $ 7,542,000





     (H) Reflects the reduction of interest income associated with the use of short-term investments to acquire the properties at assumed interest rates in effect at the time of each respective acquisition for the year ended December 31, 1993, for the Trust's 1993 acquisitions reported on Form 8-K during 1993.

     (I) Reflects the additional interest expense associated with the increase in bank lines of credit and the assumption of two mortgage notes assumed to have been incurred by the Trust to purchase (i) the Portfolio Acquisition at interest rates and maturities which are currently available to the Trust, (ii) the 1994 apartment acquisitions through May 17, 1994 at interest rates under the Trust's bank lines of credit on the date of purchase, and (iii) the 1993 apartment acquisitions made by the Trust at interest rates and maturities that were available at the time of each acquisition as follows:


                                             3 MONTHS ENDED      12 MONTHS ENDED
                                             MARCH 31, 1994     DECEMBER 31, 1993
Increase related to the Portfolio
  Acquisition                                  $                   $
Increase related to the acquisitions
  previously reported on Form 8-K
  dated April 15, 1994 and Form 8-K dated
  May 17, 1994                                    389,000            1,871,000
Increase related to the acquisitions
  previously reported on Form 8-K
  dated December 31, 1993                              --            1,543,000
  Total                                        $                   $

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE TRUST SINCE THE DATE HEREOF.
                               TABLE OF CONTENTS

                                                     PAGE
The Trust.........................................    3
Recent Developments...............................    3
Use of Proceeds...................................    4
Capitalization....................................    5
Price Range of Common Stock
  and Distributions...............................    6
Management........................................    7
Selected Financial Data...........................    8
Mananagement's Discussion and Analysis of
  Financial Condition and Operations..............    9
Business..........................................    11
Capital Stock of the Trust........................    16
Underwriting......................................    18
Legal Opinions....................................    18
Experts...........................................    18
Incorporation of Certain Documents by Reference...    19
Available Information.............................    19
Index to Pro Forma Financial Statements...........   F-1


                                8,000,000 SHARES


                                  COMMON STOCK
                                   PROSPECTUS
                              MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                           A.G. EDWARDS & SONS, INC.
                           SCOTT & STRINGFELLOW, INC.
                                 JUNE    , 1994

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission registration fee.................................    $ 45,950
Accounting fees and expenses........................................................      45,000
Blue Sky fees and expenses..........................................................      10,000
Legal fees and expenses.............................................................      45,000
New York Stock Exchange listing fee.................................................      28,000
Printing............................................................................      50,000
Miscellaneous.......................................................................      12,050
     TOTAL..........................................................................    $236,000


ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS
     Directors and officers of the Trust may be indemnified against liabilities, fines, penalties, and claims imposed upon or asserted against them as provided in the Virginia Stock Corporation Act and the Articles of Incorporation. Such indemnification covers all costs and expenses reasonably incurred by a director or officer. The Board of Directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, independent counsel appointed by the Board of Directors, must determine that the director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law. In addition, the Virginia Stock Corporation Act and the Trust's Articles of Incorporation may under certain circumstances eliminate the liability of directors and officers in a shareholder or derivative proceeding.
     If the person involved is not a director or officer of the Trust, the Board of Directors may cause the Trust to indemnify to the same extent allowed for directors and officers of the Trust such person who was or is a party to a proceeding, by reason of the fact that he is or was an employee or agent of the Trust, or is or was serving at the request of the Trust as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.
ITEM 16.  EXHIBITS

1-                  Form of Purchase Agreement (previously filed)
4(a)-               Specimen Common Stock Certificate (filed as Exhibit 4(i) to the Trust's Annual Report on Form 10 -K for
                      the year ended December 31, 1993, and incorporated by reference herein)
4(b)(i)-            Restated Articles of Incorporation (filed as Exhibit 3 to the Trust's Quarterly Report on Form 10-Q for
                      the quarter ended June 30, 1992, and incorporated by reference herein)
4(b)(ii)-           Amendment of Restated Articles of Incorporation (filed as Exhibit 6(a)(1) to Amendment No. 3 to the
                      Trust's Form 8-A Registration Statement dated April 20, 1993 and incorporated by reference herein)
4(b)(iii)-          Amendment of Restated Articles of Incorporation (filed as Exhibit 6(a)(2) to an amendment to the Trust's
                      Form 8-A Registration Statement dated May 26, 1994 and incorporated by reference herein)
4(c)-               By-laws (filed as Exhibit 4(c) to the Trust's Form S-3 Registration Statement (Registration No. 33-44743)
                      filed with the Commission on December 31, 1991, and incorporated by reference herein)
4(c)(i)-            Loan Agreement dated as of November 7, 1991, between the Trust and Aid Association for Lutherans (filed as Exhibit 6(c)(1) to Amendment No. 1 to the Trust's Form 8-A Registration Statement dated December 31,
                      1991 and incorporated by reference herein)
4(c)(ii)-           Loan Agreement dated as of November 14, 1991, between the Trust and Signet Bank/Virginia (filed as
                      Exhibit 6(c)(2) to Amendment No. 1 to the Trust's Form 8-A Registration Statement dated December 31,
                      1991 and incorporated by reference herein)
4(c)(iii)-          Note Purchase Agreement dated as of February 19, 1992, between the Trust and Principal Mutual Life
                      Insurance Company (filed as Exhibit 6(c)(3) to Amendment No. 2 to the Trust's Form 8-A Registration
                      Statement dated April 13, 1992 and incorporated by reference herein)
4(c)(iv)-           Credit Agreement dated as of December 15, 1992, between the Trust and Signet Bank/Virginia (filed as
                      Exhibit 6(c)(4) to Amendment No. 3 to the Trust's Form 8-A Registration Statement dated April 20, 1993 and incorporated by reference herein)

                                      II-1

4(c)(v)-            Note Purchase Agreement dated as of January 15, 1993, between the Trust and CIGNA Property and Casualty
                      Insurance Company, Connecticut General Life Insurance Company, Connecticut General Life Insurance
                      Company, on behalf of one or more separate accounts, Insurance Company of North America, Principal
                      Mutual Life Insurance Company and Aid Association for Lutherans (filed as Exhibit 6(c)(5) to Amendment
                      No. 3 to the Trust's Form 8-A Registration Statement dated April 20, 1993 and incorporated by reference herein)
5-                  Opinion of Hunton & Williams
23(a)-              Consent of Ernst & Young
23(b)-              Consent of BDO Seidman
23(c)-              Consent of Alloy, Silverstein, Shapiro, Adams, Mulford & Co.
23(d)-              Consent of Hunton & Williams (included in Exhibit 5)
23(e)-              Consents of L.P. Martin & Company, P.C.
24-                 Power of Attorney (previously filed)




ITEM 17.  UNDERTAKINGS
     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.
     (b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of propectus filed by the registrant pursuant to 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of the registration statement as of the time it was declared effective.
     (c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed the initial BONA FIDE offering thereof.
     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Virginia Code, the Articles of Incorporation or By-laws of the registrant or resolutions of the Board of Directors of the registrant adopted pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
                                      II-2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richmond, Commonwealth of Virginia, on June 14, 1994.

                                         UNITED DOMINION REALTY TRUST, INC.
                                                               By:   /S/ JOHN P.
                                                                   MCCANN
                                           John P. McCann
                                           President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on June 14, 1994.


                      SIGNATURE                                                  TITLE & CAPACITY
                       /s/ JOHN P. MCCANN               President, Chief Executive Officer
                                                          (Principal Executive Officer) and Director
                    John P. McCann
                        /s/ JAMES DOLPHIN*              Senior Vice President, Chief Financial Officer (Principal
                                                          Financial and Accounting Officer) and Director
                    James Dolphin
                        /s/ JEFF C. BANE*               Director
                     Jeff C. Bane
                     /s/ ROBERT P. BUFORD*              Director
                   Robert P. Buford
                    /s/ R. TOMS DALTON, JR.*            Director
                 R. Toms Dalton, Jr.
                    /s/ BARRY M. KORNBLAU*              Director
                  Barry M. Kornblau
                      /s/ JOHN C. LANFORD*              Director
                   John C. Lanford
                     /s/ H. FRANKLIN MINOR*             Director
                  H. Franklin Minor
                 /s/ C. HARMON WILLIAMS, JR.*           Director
               C. Harmon Williams, Jr.



By        /s/ JOHN P. MCCANN


                                 John P. McCann
                                Attorney-in-fact

                                      II-3

                            APPENDIX
                               TO
                         AMENDMENT NO. 1 TO
        ELECTRONIC FORMAT FORM S-3 REGISTRATION STATEMENT
                               OF
               UNITED DOMINION REALTY TRUST, INC.

Pursuant to Item 304 of Regulation S-T, the following appendix lists and describes certain graphic and image information included in the foregoing Form S-3 Registration Statement of United Dominion Realty Trust, Inc.

Location                                Description
Inside front cover of Prospectus        Under caption "Existing
                                        Trust Properties,"
                                        subcaptioned exterior
                                        photographs of apartment
                                        buildings in The Creek
                                        Apartments, Wilmington,
                                        North Carolina, Stanford
                                        Village Apartments,
                                        Atlanta, Georgia, Hampton
                                        Court Apartments,
                                        Alexandria, Virginia, and
                                        St. Andrews Apartments,
                                        Columbia, South Carolina,
                                        and common amenities in
                                        Orange Orlando
                                        Apartments, Orlando,
                                        Florida (children's
                                        playground), and English
                                        Hills Apartments,
                                        Richmond, Virginia
                                        (tennis court).

Inside front cover of Prospectus        Under caption "Proposed
                                        Portfolio Acquisition
                                        Properties" (footnoted as
                                        follows: "No assurance
                                        can be given that the
                                        proposed Portfolio
                                        Acquisition will be
                                        consummated.  See 'Recent
                                        Developments.'") ,
                                        subcaptioned exterior
                                        photographs of apartment
                                        buildings in Overlook
                                        Apartments, Greenville,
                                        South Carolina,
                                        Crossroads Apartments,
                                        Columbia, South Carolina,
                                        Harris Pond Apartments,
                                        Charlotte, North
                                        Carolina, Dover Country
                                        Club Apartments, Dover,
                                        Delaware and Royal Oaks
                                        Apartments, Savannah,
                                        Georgia.

Inside front cover of Prospectus        Vertical bar graph
                                        illustrating growth in
                                        distributions declared
                                        per share from 1984
                                        though 1994 (annualized
                                        at current indicated
                                        annual rate).  The
                                        following explanation of
                                        this bar graph is
                                        juxtaposed: "For each
                                        year except 1984, a
                                        significant portion of
                                        the distributions
                                        consisted of a non-
                                        taxable return of
                                        capital. See 'Price Range
                                        of Common Stock and
                                        Distributions -
                                        Distributions.'"

Inside front cover of Prospectus        Line graph comparing
                                        total return on $1,000
                                        investment in Common
                                        Stock of the Trust with
                                        the S&P 500 Index and the
                                        NAREIT Equity REIT Index
                                        from 1983 - 1993.

Inside front cover of Prospectus        Vertical bar graph
                                        illustrating growth in
                                        apartments at December 31
                                        owned from 1984 through
                                        1994.  The following
                                        parenthetical explanation
                                        of this bar graph is
                                        juxtaposed: "1994 gives
                                        effect to proposed
                                        acquisition of Portfolio
                                        Acquisition Properties."
                                        The explanation is
                                        footnoted as follows: "No
                                        assurance can be given
                                        that the proposed
                                        Portfolio Acquisition
                                        will be consummated.  See
                                        'Recent Developments.'"

Inside front cover of Prospectus        Pie chart illustrating
                                        numbers of apartment
                                        units owned by state of
                                        location.  The following
                                        parenthetical explanation
                                        of this bar graph is
                                        juxtaposed: "1994 gives
                                        effect to proposed
                                        acquisition of Portfolio
                                        Acquisition Properties."
                                        The explanation is
                                        footnoted as follows: "No
                                        assurance can be given
                                        that the proposed
                                        Portfolio Acquisition
                                        will be consummated.  See
                                        'Recent Developments.'"

Inside back cover of Prospectus         Map showing approximate
                                        locations of properties,
                                        with existing properties
                                        and Portfolio Acquisition
                                        properties indicated in
                                        differing colors.  The
                                        map is titled "Trust
                                        Apartment Properties
                                        (Gives effect to proposed
                                        acquisition of Portfolio
                                        Acquisition Properties)"
                                        and the title is
                                        footnoted as follows: "No
                                        assurance can be given
                                        that the proposed
                                        Portfolio Acquisition
                                        will be consummated.  See
                                        'Recent Developments.'"